UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated April 25, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 25, 2023 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (the “Company”), in order to inform that today the Company has subscribed for 1,000 ordinary shares, with one vote each of Open Pass Holding Corp, representing 50% of its capital.

Open Pass Holding Corp is a company incorporated in the state of Delaware, United States of America, which owns an equity interest in Open Pass S.A.U. (“OpenPass”). Open Pass is a company that provides IT services related to software development and maintenance, which also has an agreement for the use and development of the Personal Pay electronic wallet platform with the subsidiary of Telecom Argentina, Micro Sistemas S.A.U. (“Micro Sistemas”).

Through this acquisition, the strategic objective is to ensure the continuity of the services provided by Open Pass, as well as the scalability and future regional evolution of the Personal Pay platform.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 25, 2023	By:	/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations